Exhibit (j)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 69 to the Registration Statement No. 811-03785 on Form N-1A of our report dated October 24, 2006 relating to the financial statements and financial highlights of Fidelity Advisor Series I, including Fidelity Advisor Balanced Fund, appearing in the Annual Report on Form N-CSR of Fidelity Advisor Series I for the period ended August 31, 2006.

We also consent to the references to us under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firms" in the Statement of Additional Information, which are a part of such Registration Statement.

/s/Deloitte & Touche LLP
Deloitte & Touche LLP
Boston, Massachusetts
October 25, 2006